Pengrowth Energy Trust Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
As at June 30, 2008 and for the six months ended June 30, 2008 and 2007 (unaudited)

The interim consolidated reconciliation of the financial statements to United States generally accepted accounting principles (U.S. GAAP) as at June 30, 2008 and for the six months ended June 30, 2008 and 2007, has been prepared following the same accounting policies and methods of computation as the reconciliation of the consolidated financial statements to U.S. GAAP for the year ended December 31, 2007. The disclosures provided below are incremental to those included with the annual consolidated reconciliation of the financial statements to U.S. GAAP. The interim consolidated reconciliation of the financial statements to U.S. GAAP should be read in conjunction with the consolidated reconciliation of financial statements to U.S. GAAP for the year ended December 31, 2007.

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to U.S. GAAP, as they apply to Pengrowth, are as follows:

(a)	Pengrowth has recorded write-downs of capitalized costs under U.S. GAAP in prior years of $492.6 million. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the depletion charge for the six months ended June 30, 2008 by $16.4 million (six months ended June 30, 2007 — $17.9 million, year ended December 31, 2007 — $35.8 million).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating and de-designating a cash flow hedge at different dates under U.S. GAAP compared to Canadian GAAP.

(c)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax reduction at the federal level for the six months ended June 30, 2008 is $122.5 million (six months ended June 30, 2007 — $169.5 million and for the year ended December 31, 2007 — $219.0 million). The portion of income tax reduction at the provincial level for the six months ended June 30, 2008 is $68.1 million (six months ended June 30, 2007 — $106.9 million and for the year ended December 31, 2007 — $114.7 million).

As a result of the changes to income trust tax legislation enacted in 2007 that modified the taxation of certain flow-through entities including mutual fund trusts and their unitholders, Pengrowth recognized future income taxes on temporary differences in the Trust during the second quarter of 2007. Prior to this legislation, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. An additional $138.5 million future income tax reduction was recorded under U.S. GAAP for the six months ended June 30, 2007 resulting from the tax basis of the assets in the Trust further exceeding their book basis under U. S. GAAP due to write downs of petroleum and natural gas properties and differences in the future tax rate applicable under U. S. GAAP.

(d)	Under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favorable impact on Pengrowth’s effective income tax rate in future periods.

(i)	Fair Value Measurements

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes and expands the disclosures about fair value measurements. In February 2008, FASB issued Staff Position No 157-2
(“FSP 157-2”) which allows for a one year deferral on the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequently than annually).

Effective January 1, 2008, Pengrowth adopted SFAS 157 (as amended) for assets and liabilities measured or disclosed at fair value, with the one year deferral for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. Pengrowth has not assessed the impact of SFAS 157 on non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs are unadjusted quoted prices, in active markets for identical assets or liabilities at the measurement date. Level 2 inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Level 3 inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date with consideration given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following tables provide fair value measurement information for financial assets and liabilities as of June 30, 2008 and December 31, 2007. The carrying value of cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, due to manager and distributions payable included in the consolidated balance sheet approximate fair value due to the short term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates. These assets and liabilities are not included in the following tables.

			Fair Value Measurements Using:
				Significant
			Quoted Prices in	Other	Significant
	Carrying		Active Markets	Observable	Unobservable
As at June 30, 2008	Amount	Fair Value	(Level 1)	Inputs (Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$22,599	$22,670	$22,670	$—	$—

Financial Liabilities
U.S. dollar denominated debt	608,814	648,886	—	648,886	—
U.K. Pound Sterling denominated debt	100,860	94,393	—	94,393	—
Convertible debentures	74,973	75,152	75,152	—	—
Fair value of risk management contracts	613,199	613,199	—	613,199	—

			Fair Value Measurements Using:
				Significant	Significant
			Quoted Prices in	Other	Unobservable
	Carrying		Active Markets	Observable	Inputs
As at December 31, 2007	Amount	Fair Value	(Level 1)	Inputs	(Level 3)

Financial Assets
Remediation trust funds	$18,094	$18,107	18,107	—	—
Fair value of risk management contracts	14,058	14,058	—	14,058	—

Financial Liabilities
U.S. dollar denominated debt	591,794	627,674	—	627,674	—
U.K. Pound Sterling denominated debt	97,444	96,181	—	96,181	—
Convertible debentures	75,030	74,741	74,741	—	—
Fair value of risk management contracts	93,459	93,459	—	93,459	—

Level 1 Fair Value Measurements

Remediation trust funds — Investments in the SOEP remediation trust fund are recorded at fair value which is based on the market value of the underlying investments in the fund at the balance sheet date. The fair value of the Judy Creek remediation trust fund is based on the market value of the underlying investments in the fund at the balance sheet date.

Convertible debentures — The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date.

Level 2 Fair Value Measurements

Risk management contracts — The fair value of the risk management contracts are estimated based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Foreign denominated debt — The fair value of the foreign denominated term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

(j)	New Accounting Pronouncements

In May 2008, FASB issued SFAS No. 162, ‘The Hierarchy of Generally Accepted Accounting Principles’ (“SFAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. FAS 162 is effective sixty days following the Securities Exchange Commission’s approval of Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of ‘Present fairly in conformity with generally accepted accounting principles’”. Pengrowth has not yet determined the impact of SFAS 162 on the financial position, results of operations or cash flows.

In March 2008, FASB issued SFAS No. 161, ‘Disclosures about Derivative Instruments and Hedging activities’ (“SFAS 161”). SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for years beginning on or after November 15, 2008. Pengrowth has not yet determined the impact of SFAS 161 on the financial position, results of operations or cash flows.

In December 2007, FASB revised SFAS No. 141, ‘Business Combinations’ (“SFAS 141R”). SFAS 141R requires an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations — the acquisition method — to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. Pengrowth expects that SFAS 141R will have a significant impact on the purchase price allocations completed after the effective date of SFAS 141R.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
The application of U.S. GAAP would have the following effect on net (loss) income as reported:
Stated in thousands of Canadian Dollars, except per trust unit amounts (unaudited)

	Six months ended	Six months ended	Year ended
	June 30, 2008	June 30, 2007	December 31, 2007

Net (loss) income for the period, as reported	$(175,233)	$201,825	$359,652

Adjustments:
Depletion and depreciation (a)	16,395	17,901	35,761
Deferred foreign exchange loss	—	(242)	(242)
Amortization of discontinued hedge (b)	136	136	272
Non-cash interest on convertible debentures	20	(48)	69
Future tax adjustments (c)(d)	(4,634)	138,478	69,040

Net (loss) income — U. S. GAAP	$(163,316)	$358,050	$464,552

Other comprehensive (loss) income:
Amortization of discontinued hedge (b)	(136)	(136)	(272)

Comprehensive (loss) income — U. S. GAAP	$(163,452)	$357,914	$464,280

Net (Loss) Income — U. S. GAAP — basic and diluted	$(0.66)	$1.46	$1.89

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the Balance Sheets as reported (stated in thousands of Canadian dollars):

		Increase
As at June 30, 2008 (unaudited)	As Reported	(Decrease)	U.S. GAAP

Assets
Property, plant and equipment (a)	$4,199,258	$(230,278)	$3,968,980

		$(230,278)

Liabilities
Convertible debentures	$74,973	$100	$75,073
Future income taxes (c)(d)	310,928	(82,216)	228,712
Other long term liabilities (d)	—	17,810	17,810

Unitholders’ equity
Accumulated other comprehensive income	$—	$2,038	$2,038
Trust unitholders’ equity	2,284,095	(168,010)	2,116,085

		$(230,278)

		Increase
As at December 31, 2007 (unaudited)	As Reported	(Decrease)	U.S. GAAP

Assets
Property, plant and equipment (a)	$4,306,682	$(246,673)	$4,060,009

		$(246,673)

Liabilities
Convertible debentures	$75,030	$120	$75,150
Future income taxes (c)(d)	387,100	(86,850)	300,250
Other long term liabilities (d)	—	17,810	17,810

Unitholders’ equity
Accumulated other comprehensive income	$—	$2,174	$2,174
Trust unitholders’ equity	2,756,220	(179,927)	2,576,293

		$(246,673)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

	As at	As at
	June 30, 2008	December 31, 2007

Trade	$233,552	$179,253
Prepaid	6,950	27,330
Other	25,648	—

	$266,150	$206,583

The components of accounts payable and accrued liabilities are as follows:

	As at	As at
	June 30, 2008	December 31, 2007

Accounts payable	$70,344	$93,180
Accrued liabilities	208,898	145,911

	$279,242	$239,091